UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS GETS DESIGN-BUILD FOR FLORIADE 2012

ARNHEM, THE NETHERLANDS — November 29, 2007 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today signs the contract with Region Venlo Floriade 2012 for the design and construction of the Floriade park for the world horticultural fair that is organized in the Netherlands every ten years. The amount associated with this assignment totals EUR 40 million. For this sum, ARCADIS will provide project management, design, engineering and contracting services for the Floriade Park. ARCADIS-subsidiary Copijn is a member of the project team and will make the functional, esthetical, horticultural and civil design.

Floriade is held in 2012 in the Dutch town of Venlo. The central theme for the meeting will be Living nature. From the perspective that horticulture is a key factor in the creation of quality of life, the Floriade Park will consist of five thematic fields. The theme field Relax & Heal will focus on the importance of horticulture for a health life style. Horticulture as economic engine and provider of green energy is reflected in the Green Engine. A third thematic field, Education & Innovation shows the interaction between horticulture on the one hand and education and innovation on the other. The theme field Environment emphasizes the importance of a green (work) environment and gardens for our wellbeing. And finally in the World Show Stage horticulture is showcased as an inspiration for art, culture and entertainment. These steps should lead to the creation of an attractive, high value and especially sustainable Floriade Park.

Once the Floriade exposition is over in 2013, the Park will be transferred to business park organization Greenpark Venlo. This will develop the Park into a green business area, mainly aimed at regional agricultural business activity. ARCADIS has been involved in the development of Floriade 2012 since the spring of 2004. This involvement is based in part on its prior experience with these types of exhibitions. ARCADIS also contributed its expertise in land development to the project.

Michiel Jaski, member of the Executive Board of ARCADIS says: “This project is an excellent fit with ARCADIS. We want to use this Floriade Park project to demonstrate our ambitions in the area of sustainable design and building methods. The application of sustainable principles is very much in line with the ambitions of the Floriade 2012 exhibition itself, the future users from Greenpark Venlo and with our own policy in the area of sustainable development and business.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: December 3, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer